CUSIP No. 205768302	13G	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, $.50 Par Value

(Title of Class of Securities)

205768302

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 205768302	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,714,172*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,714,172*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,172*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The Reporting Person indirectly holds convertible notes of the Issuer that are convertible into shares of the Issuer’s common stock. However, pursuant to the indentures governing the convertible notes, the Reporting Person cannot convert notes, without 61 days’ prior written notice, that would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of common stock upon conversion. See Item 4.

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CUSIP No. 205768302	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Thomas A. Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,714,172*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,714,172*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,172*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The Reporting Person indirectly holds convertible notes of the Issuer that are convertible into shares of the Issuer’s common stock. However, pursuant to the indentures governing the convertible notes, the Reporting Person cannot convert notes, without 61 days’ prior written notice, that would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of common stock upon conversion. See Item 4.

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CUSIP No. 205768302	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Ara D. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,714,172*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,714,172*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,172*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The Reporting Person indirectly holds convertible notes of the Issuer that are convertible into shares of the Issuer’s common stock. However, pursuant to the indentures governing the convertible notes, the Reporting Person cannot convert notes, without 61 days’ prior written notice, that would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of common stock upon conversion. See Item 4.

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CUSIP No. 205768302	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Knighthead GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,714,172*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,714,172*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,172*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The Reporting Person indirectly holds convertible notes of the Issuer that are convertible into shares of the Issuer’s common stock. However, pursuant to the indentures governing the convertible notes, the Reporting Person cannot convert notes, without 61 days’ prior written notice, that would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of common stock upon conversion. See Item 4.

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CUSIP No. 205768302	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Knighthead Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,714,172*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,714,172*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,172*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <10.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The Reporting Person holds convertible notes of the Issuer that are convertible into shares of the Issuer’s common stock. However, pursuant to the indentures governing the convertible notes, the Reporting Person cannot convert notes, without 61 days’ prior written notice, that would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of common stock upon conversion. See Item 4.

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CUSIP No. 205768302	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer: Comstock Resources, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by:

i.	Knighthead Capital Management, LLC (the “Investment Manager”).

ii.	Knighthead GP, LLC (the “Fund GP”).

iii.	Knighthead Master Fund, L.P. (the “Master Fund”).

iv.	Mr. Thomas A. Wagner and Mr. Ara D. Cohen (collectively, the “Founders”) (the Founders, together with the Investment Manager, the Fund GP and the Master Fund, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1140 Avenue of the Americas, 12th Floor

New York, NY 10036

Item 2(c).	Citizenship:

Investment Manager:	Delaware
Fund GP:	Delaware
Master Fund:	Cayman Islands
Founders:	United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $.50 Par Value (“Common Stock”)

Item 2(e).	CUSIP Number: 205768302

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The percentage set forth in row 11 is based on 15,427,561 outstanding shares of Common Stock, as reported in the Issuer’s Form 10-Q filed on November 2, 2017, plus 1,714,172 shares of Common Stock issuable to the Holders (as defined below) upon conversion of the Convertible Notes (as defined below), giving effect to the limitation disclosed below.

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CUSIP No. 205768302	13G	Page 8 of 9 Pages

The Master Fund and certain other entities directly or indirectly advised by the Investment Manager (the “Holders”) directly hold the Issuer’s convertible notes (the “Convertible Notes”) that are convertible into shares of Common Stock. However, pursuant to the indentures governing the Convertible Notes, a Holder cannot convert the Convertible Notes, without 61 days’ prior written notice, that would result in such Holder beneficially owning in excess of 9.99% of the Issuer’s outstanding shares of Common Stock upon conversion.

The Fund GP serves as general partner to the Master Fund and may be deemed to beneficially own shares of Common Stock that are beneficially owned by the Master Fund. The Investment Manager serves as investment manager and/or advisor to the Holders, including the Master Fund. The Founders, together, control the Investment Manager. The Investment Manager and the Founders may be deemed to indirectly beneficially own shares of Common Stock that are beneficially owned by the Holders.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock (the “Economic Interest”) reported as beneficially owned by the Investment Manager, the Fund GP and the Founders. The Economic Interest of the Master Fund exceeds five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 205768302	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Knighthead Capital Management, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Knighthead GP, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Authorized Signatory

Knighthead Master Fund, L.P.

By:	Knighthead GP, LLC, its general partner

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Authorized Signatory

/s/ Thomas A. Wagner
Thomas A. Wagner

/s/ Ara D. Cohen
Ara D. Cohen

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